Suite 3120 - 666 Burrard Street, Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ
NYSE Amex – Ticker Symbol – AZK
U.S. Registration:  (File 001-31893)
News Release Issue No. – 19 - 2009

OCTOBER 20, 2009
FOR IMMEDIATE RELEASE

AURIZON APPOINTS VICE-PRESIDENT, OPERATIONS

Aurizon Mines Ltd. (TSX: ARZ; NYSE Amex: AZK) is pleased to announce the appointment of Martin Bergeron, as Vice-President, Operations.

Mr. Bergeron is a mining engineer who has been in the mining industry for more than 29 years, most recently as General Manager, Western Canada, NWT and Nunavut for Agnico-Eagle Mines Limited.   Prior to that, he was the Mine Manager at Iamgold’s Rosebel Gold Mine in Suriname.

Mr. Bergeron, who received his mining engineering degree from Laval University, Quebec, will be based in Val d’Or, Quebec and will oversee all of the Company’s activities in Quebec, including the Casa Berardi Gold Mine and Joanna Gold Project.

“We are delighted to welcome Martin to our management team as Aurizon evolves into a mid-tier gold mining company.” stated Mr. Hall, President and Chief Executive Officer.  “He brings a wealth of experience in mining operations, engineering, project development and construction management, in both underground and open pit mining situations, and in community relations.”

Pursuant to the terms of the Company’s Stock Option Plan, Aurizon has granted to the Vice-President, Operations, an option to purchase up to 200,000 Common Shares at a price of $5.30 per share, exercisable for a five-year period, subject to a vesting schedule over three years.

Aurizon also wishes to announce that, for personal reasons, Michel Gilbert, Executive Vice-President, Operations, will be retiring from the Company, effective as of December 31, 2009, but will continue to act as an advisor to the management and directors of Aurizon.

“We would like to express our deepest appreciation to Michel, who has been a valuable and significant member of Aurizon’s management team for thirteen years. He has established principles of integrity and fairness for the Company’s activities in Quebec, particularly with our communities and stakeholders.  He has also been instrumental in the successful exploration, development, financing and operation of Casa Berardi, the advancement of the Joanna Project to pre-feasibility stage, and assembling a strong exploration, technical and administrative team in Quebec.” said David P. Hall, President and Chief Executive Officer.  “Martin’s arrival provides the opportunity for Michel to retire from management and we are delighted that Michel’s experience and advice will still be available to Aurizon in his new role.”

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

For further information, contact
AURIZON MINES LTD.
David P. Hall,
President and Chief Executive Officer
Telephone:  604-687-6600 / Fax:  604 687-3932
Toll Free:  1-888-411-GOLD
Web Site:  www.aurizon.com; Email:  info@aurizon.com

Or

Renmark Financial Communications Inc.
2080 Rene-Levesque Blvd. West
Montreal, QC  H3H 1R6
Barry Mire: bmire@renmarkfinancial.com

Maurice Dagenais: mdagenais@renmarkfinancial.com

Media: François Trépanier: ftrepanier@renmarkfinancial.com

Tel: (514) 939-3989 /  Fax: (514) 939-3717